Exhibit 12

STATEMENTS RE: COMPUTATION OF RATIOS

(Dollars in Thousands, Except Ratios)

	For the Years Ended September 30,
	2016	2015	2014	2013	2012
Net investment income	$19,487	$17,700	$18,368	$18,386	$19,044
Add: fixed charges and mandatorily redeemable preferred distributions	8,092	9,050	7,213	7,137	8,108
Less: mandatorily redeemable preferred distributions	(4,118)	(4,116)	(3,338)	(2,744)	(2,491)

Net earnings	$23,461	$22,634	$22,243	$22,779	$24,661
Fixed charges and mandatorily redeemable preferred distributions:
Interest expense	2,899	3,828	2,628	3,182	4,374
Amortization of deferred financing fees	1,075	1,106	1,247	1,211	1,243
Mandatorily redeemable preferred distributions	4,118	4,116	3,338	2,744	2,491

Total fixed charges and mandatorily redeemable preferred distributions	$8,092	$9,050	$7,213	$7,137	$8,108
Ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions	2.9	2.5	3.1	3.2	3.0

The calculation of the ratio of net earnings to combined fixed charges and mandatorily redeemable preferred distributions is above. “Net earnings” consist of net investment income before fixed charges. “Fixed charges” consist of interest expense and amortization of deferred financing fees.